UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Announces Encouraging Interim Results from Pivotal Phase 2 Clinical Trial of Camidanlumab Tesirine (Cami) Presented at the 16th Annual International Conference on Malignant Lymphoma

Phase 2 dosing schedule results in encouraging overall response rate and long-lasting treatment effects in heavily pre-treated patients with relapsed or refractory Hodgkin lymphoma

Phase 2 safety profile, including incidence of GBS, consistent with Phase 1

LAUSANNE, Switzerland, June 22, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, announced today that updated interim results from the ongoing pivotal Phase 2 clinical trial of camidanlumab tesirine (Cami) in patients with relapsed or refractory Hodgkin lymphoma were presented in an oral presentation (Abstract 075) at the 16th Annual International Conference on Malignant Lymphoma (ICML). The pivotal Phase 2 study is intended to support the submission of a Biologics License Application.

Cami is being evaluated in a multicenter, open-label, single-arm Phase 2 clinical trial in 117 patients with relapsed or refractory Hodgkin lymphoma who have received ≥3 prior lines of treatment (≥2 lines if ineligible for hematopoietic stem cell transplantation, HSCT), including prior treatment with brentuximab vedotin and a checkpoint inhibitor. The interim data cut includes 101 evaluable patients who had been in the study a median of 5.1 months. Patients were heavily pretreated with a median of 6 prior lines of systemic therapy.

Key data presented at ICML by Pier Luigi Zinzani, MD, PhD, IRCCS Azienda Ospedaliero-Universitaria di Bologna Istituto di Ematologia "Seràgnoli", and Dipartimento di Medicina Specialistica, Diagnostica e Sperimentale Università di Bologna, Bologna, Italy, include:

•	Overall response rate (ORR) was 66.3% (67/101 patients) with a complete response rate (CRR) of 27.7% and partial response rate (PRR) of 38.6%

•	Median duration of response has not been reached

•	No new safety signals have been identified and the most common grade ≥3 treatment-emergent adverse events in ≥5% of patients were hypophosphatemia (7.7%), maculopapular rash (6.8%), thrombocytopenia (6.8%), anemia (6.0%) and lymphopenia (6.0%)

•	To date, nine patients (7.7%) were able to proceed to HSCT following Cami treatment

•	7/117 patients (6.0%) developed Guillain-Barre syndrome/Polyradiculopathy (consistent with the incidence in the Phase 1 Hodgkin lymphoma patients)

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to

CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 22, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel